EXHIBIT 99.2

Annual General Meeting of Mynaric AG of August 07, 2023

Declared Voting Results

	Agenda item	Valid Votes Cast (for/against)	In % of the Share Capital	Votes For the Resolution	Votes for in %	Votes Against the Resolution	Votes against in %	Abstention	Decision

2	Resolution on the discharge of the members of the Management Board for the financial year 2022	1,525,246	24.47	700,708	45.94	824,538	54.06	43,040	Declined
3	Resolution on the discharge of the members of the Supervisory Board for the financial year 2022	1,745,774	28.01	875,480	50.15	870,294	49.85	43,039	Approved
4	Resolution on the election of the auditor of the annual financial statements and the consolidated financial statements for the financial year 2023	1,780,850	28.57	1,739,762	97.69	41,088	2.31	7,963	Approved
5	Elections to the Supervisory Board
	a) Bulent Altan	1,782,387	28.59	1,252,158	70.25	530,229	29.75	6,426	Approved
	b) Dr. Manfred Krischke c) Dr. Hans Königsmann d) Peter Müller-Brühl e) Margaret Abernathy	1,782,855 1,744,873 1,783,521 1,783,599	28.60 27.99 28.61 28.61	1,423,159 1,496,113 1,494,741 1,441,529	79.82 85.74 83.81 80.82	359,696 248,760 288,780 342,070	20.18 14.26 16.19 19.18	5,958 43,940 5,292 5,214	Approved Approved Approved Approved
6	Resolution on the approval of the remuneration report	1,591,966	25.54	1,230,138	77.27	361.828	22.73	196,847	Approved
7	Resolution on amendments to the Articles of Association in section 16 (Place, Convening and Participation) to authorize the Management Board to provide for a postal vote and online participation	1,780,289	28.56	1,772,020	99.54	8,269	0.46	8,524	Approved
8	Resolution on a further amendment to section 16 of the Articles of Association (Place, Convening and Participation) to authorize the Management Board to provide for the holding of a virtual general meeting	1,783,235	28.61	1,718,379	96.36	64,856	3.64	5,578	Approved
9	Resolution on a further amendment to Article 16 of the Articles of Association (Place, Convening and Participation) on the participation of the Supervisory Board in the general meeting	1,740,942	27.93	1,708,349	98.13	32,593	1.87	47,871	Approved
10	Resolution on the cancellation of the existing authorized capital (Authorized Capital 2022/I), the creation of a new authorized capital with the possibility to exclude subscription rights (Authorized Capital 2023/I) and a corresponding amendment to section 4 of the Articles of Association (Share Capital)	1,776,103	28.49	1,471,890	82.87	304,213	17.13	12,710	Approved
11	Resolution on the creation of a new authorized capital with the exclusion of subscription rights (Authorized Capital 2023/II) and a corresponding amendment to section 4 (Share Capital) of the Articles of Association	1,776,455	28.50	1,509,573	84.98	266,882	15.02	12,358	Approved
12	Resolution on the decrease of the Conditional Capital 2019 as well as a corresponding amendment to section 4 of the Articles of Association (Share Capital)	1,776,729	28.50	1,762,598	99.20	14,131	0.80	12,084	Approved
13	Resolution on a further authorization to grant subscription rights to members of the Management Board of the Company under a new stock option program and the creation of a new conditional capital (Conditional Capital 2023) as well as a corresponding amendment to section 4 of the Articles of Association (Share Capital)	1,739,759	27.91	1,431,424	82.28	308,335	17.72	49,054	Approved